Exhibit 99.1

Cenovus focuses on oil investments for 2011

Large reserves additions anticipated for Foster Creek

Calgary, Alberta (December 9, 2010) – Cenovus Energy Inc. (TSX, NYSE: CVE) is planning significant investments in its oil properties during 2011 with a focus on expanding current oil sands projects, assessing new opportunities and bolstering its conventional oil assets. The plan for next year is to lay the groundwork for future growth with only a quarter of the capital dedicated to projects that will be producing in 2011.

The company expects to invest about $1.8 billion of committed capital in the construction of approved expansions and current operational activities in 2011. Another $500 million, designated as capital for additional opportunities, will be invested in the development of conventional assets and emerging oil projects.

“We’ve established our 10-year strategy to develop our oil sands assets, to double net asset value in five years and to pay a strong and increasing dividend,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “Our 2011 budget sets us on the path to achieving these goals. Investments made now and over the next few years will continue to unlock the value of the vast oil resource in Cenovus’s portfolio.

“Cenovus has the financial strength that allows us to invest now for the future,” Ferguson said. “A strong balance sheet and considerable cash flow from our conventional oil and natural gas assets enable us to meet current operational and approved expansion commitments, maintain a substantial dividend to shareholders and still have the financial resources to invest in future opportunities.”

Cenovus 2011 Budget Forecast
($ billions)
Cash flow[1,2]	2.1 – 2.3
Operating cash flow[1,2]	2.7 – 3.0
Total capital investment	2.2 – 2.4
Capital investment by asset ($ millions)
Foster Creek	350 – 400
Christina Lake	350 – 400
Pelican Lake – Wabiskaw	175 – 200
Emerging oil sands assets[3]	175 – 200
Conventional oil	470 – 500
Natural gas	130 – 150
Refining	370 - 410

[1] 2011 based on WTI of US$80.00 per bbl, NYMEX gas of US$4.00 per Mcf and the US$/C$ at $0.96.

[2] Cash flow and operating cash flow are non-GAAP measures as defined in the Advisory.

[3] Includes assets such as Narrows Lake, Grand Rapids and Telephone Lake.

IMPORTANT NOTE: Cenovus has posted 2011 guidance to www.cenovus.com. Effective Jan. 1, 2010, Cenovus changed its reporting currency to Canadian dollars and started presenting production volumes on a before royalties basis to better reflect its business and to enhance comparability to its peers. All numbers are net to Cenovus unless otherwise stated. Cenovus and ConocoPhillips have joint ownership in the Foster Creek, Christina Lake, Narrows Lake, Wood River Refinery and Borger Refinery assets. See the Advisory for a description of the non-GAAP measures and oil and gas definitions used in this news release.

Cenovus is anticipating strong cash flow for 2011 of about $2.2 billion. The company is taking a cautious approach in this estimate by using oil and natural gas prices that are below what forward markets are currently indicating for 2011. This approach provides added resilience to the company’s financial plan.

Focus on oil capital investment

Cenovus expects to invest about $2 billion in its oil assets and refinery operations in 2011, which is nearly 90% of the company’s total capital investment for the year. Much of that capital, about $750 million, will be spent at Christina Lake and Foster Creek, mainly on continued expansion activity. At Christina Lake, construction of phase C is nearing completion and construction of phase D is well underway. Engineering work for phase E and preliminary site preparation for phase F are expected to start next year. Each of these Christina Lake expansion phases is expected to add 40,000 barrels per day (bbls/d) of gross production capacity. Engineering, procurement and site preparation are expected to continue on the next three 30,000 bbls/d expansion phases at Foster Creek – F, G and H – and preliminary plant construction is also scheduled to begin in 2011. About 170 gross stratigraphic (strat) wells are planned for Foster Creek and Christina Lake in 2011 to assess new sections of the reservoir and lay the groundwork for potential future reserves additions and project expansions.

“As a result of receiving Alberta Energy Resources Conservation Board approval this fall for an expanded development area for our Foster Creek project, combined with an overall increased recovery factor in the area, we believe we will be in a position to add at least 200 million barrels of proved reserves for our Foster Creek lands at year end 2010,” Ferguson said. “We expect additional reserves increases at our other oil properties as well and are looking forward to seeing the actual 2010 Cenovus-wide reserves evaluation in February, following its completion by independent qualified reserves evaluators.”

The company anticipates corporate proved finding and development costs in 2010 to be in the range of $3.50 to $4.50 per barrel of oil equivalent, not including changes in future development costs.

In addition to the properties that are already producing, Cenovus has allocated about $190 million in 2011 to its emerging oil sands assets such as Narrows Lake, Grand Rapids and Telephone Lake. About 225 gross strat wells are scheduled for drilling at emerging properties to further assess the quality of the resources and provide geological information required for regulatory applications.

Capital spending at Cenovus’s conventional oil properties is expected to total about $485 million next year, split between assets in Alberta and Saskatchewan. The capital will be invested in established oil properties, such as Weyburn, that generate strong cash flow for the company, as well as new assets including the Bakken and Lower Shaunavon properties. In addition, the company’s Pelican Lake operation will spend about $190 million in 2011, mainly on expansion of the polymer flood of the mobile Wabiskaw formation and technological studies for recovering oil from the immobile Wabiskaw.

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Commodity prices led Cenovus to favour investment in oil properties over natural gas properties during the past year and oil remains the focus in the 2011 budget. About 6%, or $140 million of Cenovus’s 2011 capital investment is designated for natural gas development. Despite restricted investment, these high performing, low cost assets are expected to provide about $790 million in operating cash flow - 28% of the company’s expected overall 2011 operating cash flow. Cenovus views its natural gas operations as financial assets which provide the cash flow that enables the company to develop its oil sands properties. Cenovus also benefits from a natural hedge with its gas production since the company’s share of natural gas consumed at its oil sands and refinery operations is about 110 million cubic feet per day (MMcf/d).

New projects moving through regulatory process

In preparation for a five-fold increase in its oil sands production over the next decade, Cenovus continues to move projects through the regulatory process to help provide flexibility in its expansion planning. The company currently has regulatory approval for oil sands projects with a combined gross production capacity of 308,000 bbls/d. That includes phases at Foster Creek and Christina Lake that are already producing as well as those in various stages of construction.

The company has also submitted regulatory applications for additional oil sands projects with combined gross production capacity of 285,000 bbls/d. Cenovus has received final approval for a steam-assisted gravity drainage (SAGD) pilot project at Grand Rapids in the Greater Pelican Region, which is 100% owned, and expects to have steam in the formation by the end of 2010. If the pilot is successful, the company expects to submit a regulatory application for a commercial Grand Rapids SAGD project by the end of 2011. Cenovus is planning to submit an amended regulatory application for its 100% owned Telephone Lake project in the Borealis Region by the end of next year. Regulatory review is ongoing for the 130,000 bbls/d Narrows Lake project.

Cenovus 2011 Production Forecast[1]
	Average Production	December Exit Rates
Foster Creek (Mbbls/d)	51 – 54	56
Christina Lake (Mbbls/d)	9 – 11	16
Total oil sands (Mbbls/d)	60 - 65	72
Pelican Lake – Wabiskaw (Mbbls/d)	21 – 23	23
Conventional oil and NGLs (Mbbls/d)	45 – 50	50
Total oil and NGLs (Mbbls/d)	126 - 138	145
Natural gas (MMcf/d)	630 - 670	640

1 Production numbers are net before royalties.

Oil production increases led by oil sands properties

Cenovus continues to deliver on its oil production targets while remaining an industry leader in cost efficiencies. Total average oil production in 2011 is expected to increase by about 2% compared to 2010. Average annual production from the company’s oil sands assets is expected to increase by about 6% in 2011, led by a 30% increase at Christina Lake due to the start up of phase C scheduled for the second half of next year.

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Foster Creek is expected to increase average annual production by about 2% in 2011 despite a three week turnaround scheduled for mid-year.

Strong commitment to technology investments

Cenovus is committing $65 million toward technology innovation and improving energy efficiency in 2011. The company has about 50 research and development projects underway at all times and plans to introduce at least one new commercial technology at its operations every year. Cenovus views leadership in the creation, development and commercialization of new technologies as essential to the company’s continued success. The majority of research and development projects are aimed at improving operational efficiency, increasing oil production and decreasing environmental impact.

Wood River Refinery expansion nearly complete

Capital investment in the company’s refining operations will be significantly less in 2011 compared with 2010 due to the Coker and Refinery Expansion (CORE) project at the Wood River Refinery in Illinois reaching its final stages. Cenovus has budgeted about C$210 million dollars for the CORE project in 2011 and expects the company’s overall share of the project expenditures by the end of next year will total about US$1.85 billion. CORE is approximately 90% complete with the coker startup scheduled for the fall of 2011 and the plant expected to be fully operational by year-end, resulting in an anticipated operating cash flow improvement of about US$200 million a year net to Cenovus. The Wood River Refinery and the Borger Refinery in Texas are jointly owned with ConocoPhillips, the operator.

Continued portfolio management strategy

Cenovus is targeting divestitures of between $300 million and $500 million of non-core assets in 2011 but properties will only be sold if reasonable values can be achieved. No acquisitions or divestitures are included in the 2011 budget.

Certain one-time costs for 2011

The 2011 budget includes about $110 million in non-recurring costs, mainly related to leasehold improvements for office space that will be amortized over the term of the lease.

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, December 9, 2010, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 1-888-231-8191 (toll-free in North America) or 1-647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on December 9, 2010, until midnight December 16, 2010, by dialing 1-800-642-1687 or 1-416-849-0833 and entering conference passcode 11067607. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

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NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•      Operating cash flow is defined as net revenues plus realized gains or minus realized losses on risk management, less production and mineral taxes, transportation and selling, operating and purchased product expenses and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•      Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows, in Cenovus’s interim consolidated financial statements.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion and Analysis (MD&A) available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and information (collectively “forward-looking information”) about our current expectations, estimates and projections about the future, based on certain assumptions made in light of our experience and perception of historical trends. Although we believe the expectations represented by such forward-looking information are reasonable, there are no assurances that such expectations will prove to be correct.

Forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook” or similar expressions suggesting future outcomes and includes statements or information about our growth strategy, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, anticipated finding and development costs, expected reserves estimates, potential dividends and dividend growth strategy, forecasted commodity prices, increasing shareholder value, and the expected impact of future commitments in respect of our ongoing operations generally and with respect to certain properties and interests held. Estimating and budgeting for capital projects is a process that involves uncertainties and that evolves in stages, each with progressively more refined data and a correspondingly narrower range of uncertainty. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Our forward-looking information in respect of anticipated cash flow, operating cash flow and pre-tax cash flow is based on the following 2011 production and commodity price assumptions: average production of approximately 126,000 — 138,000 bbls/d of crude oil and liquids and 630 - 670 MMcf/d of natural gas; average commodity prices of a WTI price of US$80.00 per bbl and a WCS price of US$64.00 per bbl for oil, a NYMEX price of US$4.00 per Mcf and AECO price of $3.35 per GJ for natural gas; an average U.S./Canadian dollar foreign exchange rate of $0.96 US$/C$; an average Chicago 3-2-1 crack spread for 2011 of US$9.00 per bbl for refining margins; and average outstanding shares of approximately 752 million.

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Our forward-looking information in respect of expected proved finding and development costs does not include changes in future development costs. It is our estimate of total 2010 capital invested in finding and development activities divided by anticipated 2010 additions to proved reserves, before acquisitions and divestitures, but including revisions, extensions, improved recovery, changes due to economic factors, and discoveries. Readers are cautioned that actual 2010 finding and development costs may differ materially from the forward-looking information provided as a result of the risks and uncertainties discussed herein. Our estimate of 2010 capital invested in finding and development activities is based on nine months of actual expenditures and three months of anticipated expenditures. Actual 2010 capital invested in finding and development activities may differ materially as a result of several factors including, but not limited to, additional spending approvals, reductions or delays in spending, weather conditions and commodity price changes. Our forward-looking information in respect of estimated 2010 proved reserves additions is based on our year to date information using McDaniel 2010.10 forecast pricing. Actual 2010 proved reserves additions may differ materially as a result of several factors including, but not limited to, completion of the 2010 reserves evaluation by independent qualified reserves evaluators, changes to commodity price forecasts, errors or omissions in determining and aggregating year to date reserves estimates, receipt of additional well or other information and changes to development plans.

Developing forward-looking information involves consideration of a number of assumptions, risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially, and the factors or assumptions on which the forward-looking information is based, include, but are not limited to: volatility of and assumptions regarding oil and gas prices; assumptions inherent in our current guidance; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the effect of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; success of hedging strategies; maintaining a desirable debt to cash flow ratio; accuracy of our reserves, resources and future production estimates; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate the North American integrated heavy oil business and to obtain necessary regulatory approvals; the successful and timely implementation of capital projects; reliability of our assets; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and its application to our business; our ability to generate sufficient cash flow from operations to meet our current and future obligations; our ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or the interpretations of such laws or regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on us, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats, hostilities, civil insurrection and instability affecting countries in which we operate; risks associated with existing and potential future lawsuits and regulatory actions made against us; our financing plans and initiatives; the expected impacts of the plan of arrangement with Encana Corporation (“Arrangement”) on our employees, operations, suppliers, business partners and stakeholders and our ability to realize the expected benefits of the Arrangement; our ability to obtain financing in the future on a stand alone basis; the historical financial information pertaining to our assets as operated by Encana Corporation prior to November 30, 2009 may not be representative of our results as an independent entity; our limited operating history as a separate entity and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

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Readers are cautioned that the foregoing list is not exhaustive.

Many of these risk factors are discussed in further detail on pages 73 to 80 of our 2009 Annual Information Form/Form 40-F and in our annual and interim MD&A as filed with Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov, and available at www.cenovus.com.

The forward-looking statements and information contained in this document, including the assumptions, risks and uncertainties underlying such statements, are made as of the date of this document and, except as required by law, we do not undertake any obligation to update publicly or to revise any of such information, whether as a result of new information, future events or otherwise. The forward-looking statements and information contained in this document are expressly qualified by this cautionary statement.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $27 billion. For more information, visit www.cenovus.com.

Cenovus Contacts

Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann	Reg Curren
Analyst, Investor Relations	Advisor, Media Relations
403-766-6700	403-766-2004

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